Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 18 Queen Street
Hamilton HM JX, Bermuda

January 15, 2010

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Enstar Group Limited Form 10-K for the Period Ended December 31, 2008 Filed March 5, 2009 File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited (the “Company” or “we”) has considered carefully each of the comments in your letter dated December 4, 2009 and, on behalf of the Company, I respectfully provide the Company’s responses to your comments below. For your convenience, the text of each comment is reproduced below before the applicable response.

Comment 1:

Item 1 - Business
Investment Committee and Investment Manager, page 23

1.	We note your response to our prior Comment 1. Please confirm that you will incorporate the information provided in your response letter into your annual report on Form 10-K for fiscal year 2009.

Response:

We will incorporate the information provided in our response letter dated October 16, 2009 into our annual report on Form 10-K for fiscal year 2009 (the “2009 Form 10-K”).

Jim B. Rosenberg
January 15, 2010

Comment 2:

Consolidated Financial Statements
Statement of Cash Flows, page 104

2.	With regard to comment five, in your purchase price allocations in Note 3 disaggregate cash, restricted cash and investments so a reader can better understand the changes in balance sheet captions. Also, for investments, specify available for sale, trading or held to maturity and debt or equity securities the same as the balance sheet captions.

Response:

In future filings, beginning with the 2009 Form 10-K, we will revise the purchase price allocations presented in Note 3 to our consolidated financial statements to disaggregate cash, restricted cash and investments. We will also specify whether the investments acquired are available for sale, trading or held to maturity and whether they are debt or equity securities.

We have set forth in Exhibit A an example of our proposed disclosure with respect to the purchase price allocations, using the Unionamerica acquisition beginning on page 119 of our annual report on Form 10-K for fiscal year 2008 (the “2008 Form 10-K”). We note that no equity securities were acquired in the Unionamerica acquisition, and therefore that caption does not appear in the proposed disclosure. In our 2009 Form 10-K, we will include the type of proposed disclosure shown in the example for each acquisition presented in Note 3.

Comment 3:

8. Losses and Loss Adjustment Expenses, page 130

3.	Disaggregate the $242,104 on the face of the statement of earnings into the major components. The current caption may imply that the $242,104 is all favorable loss development when that is not the case. Please revise to present, at a minimum, separate line items on the face of the statement of earnings for the following: amortization of fair value adjustments, adverse or favorable loss development and change in the estimate of bad debt expense.

Response:

In future filings, beginning with our 2009 Form 10-K, we will revise the statement of earnings to disaggregate, on the face of the statement of earnings, the components of the aggregate net reduction in loss and loss adjustment expense liabilities. The proposed revised statement of earnings is set forth in Exhibit B to this response letter. The proposed disclosure contemplates changing the caption “net reduction in loss and loss adjustment expense liabilities” to “net reduction in ultimate loss and loss adjustment liabilities.” This caption change conforms to our proposed changes to pages 79 and 130 of the 2008 Form 10-K, discussed in Comment 10 to our

Jim B. Rosenberg
January 15, 2010

first response letter, dated October 16, 2009, and also included in our response to Comment 4 below.

The revised presentation of the statement of earnings would also necessitate conforming changes to pages 77, 141, 142, 144, and 145 of the 2008 Form 10-K, which are included as part of Exhibit B. We advise the Staff that we have not included the requested information for 2006 in the Segment Information footnote beginning on page 141 or the Condensed Unaudited Quarterly Financial Data footnote beginning on page 144 in Exhibit B because this data will not be part of our 2009 Form 10-K.

Comment 4:

8. Losses and Loss Adjustment Expenses, page 130

4.	Tell us why you decided to provide a second table on page 130 instead of presenting all the information in the activity table showing changes in the liability for losses. The components of the $242,104 appear to be dissimilar.

Response:

The first activity table summarizes the reasons for the changes in the liability for unpaid losses and loss adjustment liabilities, an amount reflected in our balance sheet, from the beginning of the year to the end of the year. We believe the table and the categories included within the table are standard in our industry and commonly used by other insurance companies. The categories included within the table that show the increase or reduction in the liability for unpaid losses and loss adjustment expense liabilities are described in more detail below.

(i)	Effect of exchange rate movement — “Exchange rate movement” can increase or decrease liabilities and is recorded as a component of net foreign exchange gains or losses on the face of the statement of earnings along with the impact of exchange rate movement on our cash and investment portfolios.

(ii)	Incurred related to prior years — “Incurred related to prior years” is the amount by which estimates of net ultimate loss and loss adjustment expense liabilities have decreased or increased during the year and is recorded on the face of the statement of earnings as “net reduction in ultimate loss and loss adjustment expense liabilities.” This amount is determined by aggregating: changes in estimates of net ultimate losses, changes in provisions for bad debt, changes in provisions for unallocated loss and loss adjustment expense liabilities, and amortization of fair value adjustments. In future filings, beginning with our 2009 Form 10-K, we will revise the caption of this item to be consistent with the caption describing the same item in the statement of earnings and in the second table on page 130. Both captions will be “net reduction in ultimate loss and loss adjustment expense liabilities.” The revised captions are presented in Exhibit C.

Jim B. Rosenberg
January 15, 2010

(iii)	Paids related to prior years — “Paids related to prior years” is the amount of net losses paid during the year. The amount of “paids related to prior years” (for 2008, $174,013) is listed in the first activity table separate from “incurred related to prior years” (for 2008, $(242,104)) because an amount equal and opposite to “paids related to prior years” is a component of the amount shown as “incurred related to prior years.” Because the table illustrates the movements of unpaid losses and loss adjustment liabilities, the amount of “paids related to prior years” must be deducted so as to eliminate the impact of paid losses on the movement in unpaid losses and loss adjustment liabilities.

To alleviate any confusion in captioning, we will revise the caption of this item in our 2009 Form 10-K to be consistent with the description of the same item in the second table on page 130. The revised caption, “net losses paid,” is presented in Exhibit C.

(iv)	Acquired on purchase of subsidiaries — “Acquired on purchase of subsidiaries” represents net loss reserves that we acquired in connection with acquisitions of subsidiaries that we completed during the year.

(v)	Retroactive reinsurance contracts assumed — “Retroactive reinsurance contracts assumed” represents net loss reserves we assumed during the year pursuant to new reinsurance contracts entered into during the year. Once the subsidiaries are acquired or the reinsurance contracts are assumed, any impact on the reserves for these subsidiaries or contracts is then reflected in items (i), (ii) and (iii) referenced above.

The second table on page 130 provides details regarding the net reduction in ultimate loss and loss adjustment expense liabilities, which is shown on the face of our statement of earnings. This amount is equivalent to item (ii) referenced above. We believe that the provision of the second table provides clearer disclosure of the impact on earnings of changes in estimates of net ultimate losses, than it would if combined into the first activity table, which shows the movements of loss reserves. As described above, the amount of “net losses paid” (for 2008, $(174,013)) is a component of the total amount of “net reduction in ultimate loss and loss adjustment expense liabilities” (for 2008, $242,104). Since the total amount shown in the second table is presented on a net basis, it properly takes into effect paid losses and the reconciliation discussed in item (iii) above is not required.

We advise the Staff that the second table on page 130 of our 2008 Form 10-K (and in Exhibit E.1 to our first response letter, dated October 16, 2009), classified $3.1 million relating to bad debt provisions at one of our subsidiaries as part of our “reduction in provisions for bad debt,” when this amount instead should have been classified net of the subsidiary’s reinsurance as part of “reduction in case reserves” because the subsidiary benefitted from substantial stop loss reinsurance protection (discussed on pages 14 and 79 of the 2008 Form 10-K). The change in classification would result in the amount of “net change in case reserves” being presented as $147,576 instead of $144,509, a conforming change to “reduction in estimates of net ultimate losses” to $161,437 instead of $158,370, and a change to “reduction for provisions for bad debt” to $36,136 instead of $39,203. Page 130 in Exhibit C has been adjusted to reflect these changes.

Jim B. Rosenberg
January 15, 2010

Comment 5:

8. Losses and Loss Adjustment Expenses, page 130

5.	We refer to page 79 and 80 in Form 10-K and your response to comment ten. We believe your disclosure in Management’s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Provide proposed disclosure which more fully explains how you determined that IBNR loss reserves could be reduced by $94.8 million and $115.6 million in 2008:

•	More fully explain how you determined these material changes in estimate and why you believe recognition in 2008 is appropriate considering the long-tailed and imprecise nature of the reserves.

•	Address why the reduction in IBNR is appropriate considering the adverse incurred loss development on some case reserves.

•	Disaggregate the amounts into your reserving category levels.

•	Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

•	Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

•	Explain how $161.4 million in the narrative relates to the revised table in your proposed disclosure.

You should also provide all the above for the reduction in IBNR in 2007.

Response:

When pages 79 and 80 of the 2008 Form 10-K are read in conjunction with the disclosures and discussions of our loss reserves and the methodologies applied in determining loss reserves on pages 10 to 13, pages 18 to 22, page 63 and pages 65 to 74, and in conjunction with the risk factors surrounding loss reserves on pages 43, 45 and 46, we believe we have provided appropriate disclosure of the judgments applied, the methodologies used and the uncertainties surrounding the estimation process.

In response to the Staff’s comment, however, we have expanded the disclosures relating to the specific changes for 2008 on pages 79 to 81 of the 2008 Form 10-K in Exhibit D.1, as well as pages 14 to 16 in Exhibit D.2. We have provided expanded disclosures relating to 2007 on pages 17 and 18 in Exhibit D.2 and pages 85 to 87 in Exhibit D.3. We will include the proposed additional disclosures in future filings, beginning with our 2009 Form 10-K.

Jim B. Rosenberg
January 15, 2010

The revised tables on pages 79 and 130 have been corrected as per Exhibits D.1 and C, respectively, such that the $161.4 million in the narrative equals the amount denoted as “reduction in estimates of net ultimate losses” presented in the revised tables and to reflect the other changes relating to the reclassification of $3.1 million explained in our response to Comment 4 above.

Comment 6:

8. Losses and Loss Adjustment Expenses, page 130

6.	More fully explain in MD&A the $69 million captioned “reduction in provisions of unallocated loss adjustment expense” in the revised table on page 79. On page 80, of the $39 million reduction in provisions for bad debt disaggregate the amount relating to actual collection from the change in estimate of bad debt provisions.

Response:

We have expanded the disclosure in the MD&A on pages 63 and 74 to more fully explain the provision for unallocated loss adjustment expenses liabilities and the approach to reductions each period. The revised disclosure is provided in Exhibit E. We have also expanded the disclosure on pages 81 and 14 and 15 to disaggregate and more fully explain the components of the reduction in bad debt provisions. The revised disclosure is provided as part of Exhibits D.1 and D.2. As discussed in our response to Comment 4 above, the reduction in provisions for bad debt for 2008 was $36.1 million and not $39.2 million.

Comment 7:

8. Losses and Loss Adjustment Expenses, page 130

7.	Disclose why reinsurance recoverables presented in the activity table on page 130 do not agree to the balance sheet.

Response:

On page 128 of the 2008 Form 10-K, we provide, in Note 6 to our consolidated financial statements, a breakdown of the components of the “reinsurance balances receivable” amount shown on the face of the balance sheet. This amount includes “paid losses” recoverable of $278,122 and the components of “reinsurance recoverables” totaling $394,575. “Reinsurance recoverables” includes “outstanding losses” of $346,097, “losses incurred but not reported” of $110,194, and “fair value adjustment” of $(61,717). This “reinsurance recoverables” amount of $394,575 is shown in our activity table on page 130. It does not include “paid losses” recoverable because the table summarizes the reasons for the changes in the liability for unpaid losses and loss adjustment expense liabilities, including reinsurance recoverables but excluding “paid losses” recoverable. In contrast, the “reinsurance balances receivable” amount shown on the face of the balance sheet

Jim B. Rosenberg
January 15, 2010

and on page 128 represents anticipated recoveries relating to those unpaid losses, as well as amounts receivable from reinsurers with respect to claims that have already been paid by us.

In order to clarify these amounts, in future filings, beginning with the 2009 Form 10-K, we will revise our presentation of the components of “reinsurance balances receivable” in Note 6 as set forth in Exhibit F. This includes adding a subtotal row for the “reinsurance recoverables” amount of $394,575, and revising that caption to refer instead to “total reinsurance reserve recoverables” of $394,575. We will also revise the same caption of the line item in the activity table on page 130 as set forth in Exhibit C (i.e., changing it to be “plus total reinsurance reserve recoverables”).

Comment 8:

8. Losses and Loss Adjustment Expenses, page 130

8.	Net paid losses on page 12 do not appear to be cumulative. Tell us why you believe this presentation complies with Industry Guide 6 and what these amounts are.

Response:

In accordance with Industry Guide 6, the net paid loss amounts shown on page 12 are cumulative net paid losses from inception and reflect the cumulative gross paid losses less the cumulative gross paid losses recoverable. As our strategy is to commute both our assumed exposures as well as our ceded exposures, substantial paid loss recoverables may occur such that the net cumulative paid claims can reduce in any period.

Comment 9:

9. Loans Payable, page 130

9.	Adding a table showing amounts outstanding at each period end would enhance this note.

Response:

In future filings, beginning with the 2009 Form 10-K, we will supplement the disclosure appearing on page 132 in Note 9 to our consolidated financial statements by adding the table set forth in Exhibit G showing amounts outstanding at each period end. We note that we have included amounts for September 30, 2009 simply for illustrative purposes and would instead include amounts for December 31, 2009 in the 2009 Form 10-K.

Jim B. Rosenberg
January 15, 2010

In connection with your comments set forth above, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to contact me at (441) 278-1445.

Sincerely,

/s/ Richard J. Harris
Richard J. Harris
Chief Financial Officer

cc:	Lisa Vanjoske (Securities and Exchange Commission)
Kei Ino (Securities and Exchange Commission)
Scot Foley, Esq. (Securities and Exchange Commission)
Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)
John Johnston (Deloitte & Touche, Hamilton, Bermuda)

Exhibit A

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.K. based London Market business, which were placed into run-off between 1992 and 2003. The purchase price was financed by approximately $184.6 million from a credit facility provided by a London-based bank (“Royston Facility”); approximately $49.8 million from the Flowers Fund, by way of non-voting equity participation, and the remainder from available cash on hand. Under the facilities agreement for the bank loan, the Company borrowed $152.6 million under Facility A and $32.0 million under Facility B. The loans are secured by a lien covering all of the assets of Royston Run-off Limited (“Royston”), the parent of Unionamerica. The interest rate on Facility A is LIBOR plus 3.50% and will be repayable within three years, and the interest rate on Facility B is LIBOR plus 4.00% and will be repayable within four years.

The purchase price and fair value of the assets acquired in the Unionamerica acquisition were as follows:

Purchase price	$341,266
Direct costs of acquisition	2,160

Total purchase price	$343,426

Net assets acquired at fair value	$343,426

The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition:

~~Cash, restricted cash and investments~~	~~$~~	~~1,031,649~~
~~Reinsurance balances receivable~~		~~128,615~~
~~Other assets~~		~~35,735~~
~~Losses and loss adjustment expenses~~		~~(828,338~~	~~)~~
~~Insurance and reinsurance balances payable~~		~~(22,681~~	~~)~~
~~Accounts payable~~		~~(1,554~~	~~)~~

~~Net assets acquired at fair value~~	~~$~~	~~343,426~~

Cash	$378,118
Restricted cash	33,591
Investments:
Fixed maturities, available-for-sale	388,008
Fixed maturities, held-to-maturity	229,925
Other investments	2,007

Total investments	619,940
Reinsurance balances receivable	128,615
Other assets	35,735
Losses and loss adjustment expenses	(828,338)
Insurance and reinsurance balances payable	(22,681)
Accounts payable	(1,554)

Net assets acquired at fair value	$343,426

The following pro forma condensed combined income statement for the twelve months ended December 31, 2008 combines the historical consolidated statements of earnings of the Company with those of Gordian and Unionamerica (listed in table below as “UAH”), which were acquired in the first and fourth quarters of 2008,

120

Exhibit B

ENSTAR GROUP LIMITED

(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)
CONSOLIDATED STATEMENTS OF EARNINGS
For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
	(expressed in thousands of U.S. dollars,
	except share and per share data)

INCOME
Consulting fees	$25,151	$31,918	$33,908
Net investment income	26,601	64,087	48,099
Net realized gains (losses)	(1,655)	249	(98)

	50,097	96,254	81,909

EXPENSES
~~Net reduction in loss and loss adjustment expense liabilities~~	~~(242,104 )~~	~~(24,482 )~~	~~(31,927 )~~
Net reduction in ultimate loss and loss adjustment expense liabilities:
Reduction in estimates of net ultimate losses	(161,437)	(30,745)	(21,434)
(Reductions) increase in provisions for bad debt	(36,136)	1,746	(6,296)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(69,056)	(22,014)	(15,139)
Amortization of fair value adjustments	24,525	26,531	10,942

	(242,104)	(24,482)	(31,927)
Salaries and benefits	56,270	46,977	40,121
General and administrative expenses	53,357	31,413	18,878
Interest expense	23,370	4,876	1,989
Net foreign exchange loss (gain)	14,986	(7,921)	(10,832)

	(94,121)	50,863	18,229

EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND SHARE OF NET EARNINGS OF PARTLY OWNED COMPANIES	144,218	45,391	63,680
INCOME TAXES	(46,854)	7,441	318
MINORITY INTEREST	(50,808)	(6,730)	(13,208)
SHARE OF NET (LOSS) EARNINGS OF PARTLY OWNED COMPANIES	(201)	—	518

EARNINGS BEFORE EXTRAORDINARY GAIN	46,355	46,102	51,308
Extraordinary gain — Negative goodwill (net of minority interest of $15,084, $nil and $4,329, respectively)	35,196	15,683	31,038

NET EARNINGS	$81,551	$61,785	$82,346

PER SHARE DATA:
Earnings per share before extraordinary gain — basic	$3.67	$3.93	$5.21
Extraordinary gain per share — basic	2.78	1.34	3.15

Earnings per share — basic	$6.45	$5.27	$8.36

Earnings per share before extraordinary gain — diluted	$3.59	$3.84	$5.15
Extraordinary gain per share — diluted	2.72	1.31	3.11

Earnings per share — diluted	$6.31	$5.15	$8.26

Weighted average shares outstanding — basic	12,638,333	11,731,908	9,857,194
Weighted average shares outstanding — diluted	12,921,475	12,009,683	9,966,960

See accompanying notes to the consolidated financial statements

101

Results of Operations

Results of Operations

The following table sets forth our selected consolidated statements of earnings data for each of the periods indicated.

	Years Ended December 31,
	2008	2007	2006

INCOME
Consulting fees	$25,151	$31,918	$33,908
Net investment income	26,601	64,087	48,099
Net realized (losses) gains	(1,655)	249	(98)

	50,097	96,254	81,909

EXPENSES
~~Net reduction in loss and loss adjustment expense liabilities~~	~~(242,104 )~~	~~(24,482 )~~	~~(31,927 )~~
Net reduction in ultimate loss and loss adjustment expense liabilities:
Reductions in estimates of net ultimate losses	(161,437)	(30,745)	(21,434)
(Reductions) increase in provisions for bad debt	(36,136)	1,746	(6,296)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(69,056)	(22,014)	(15,139)
Amortization of fair value adjustments	24,525	26,531	10,942

	(242,104)	(24,482)	(31,927)

Salaries and benefits	56,270	46,977	40,121
General and administrative expenses	53,357	31,413	18,878
Interest expense	23,370	4,876	1,989
Net foreign exchange loss (gain)	14,986	(7,921)	(10,832)

	(94,121)	50,863	18,229

Earnings before income taxes, minority interest and share of net (loss)/earnings of partly owned companies	144,218	45,391	63,680
Income taxes	(46,854)	7,441	318
Minority interest	(50,808)	(6,730)	(13,208)
Share of net (loss) earnings of partly owned company	(201)	—	518

Earnings before extraordinary gain	46,355	46,102	51,308
Extraordinary gain — Negative goodwill (net of minority interest of $15,084, $nil, and $4,329, respectively)	35,196	15,683	31,038

NET EARNINGS	$81,551	$61,785	$82,346

Comparison of Year Ended December 31, 2008 and 2007

We reported consolidated net earnings of approximately $81.6 million for the year ended December 31, 2008 compared to consolidated net earnings of approximately $61.8 million for 2007. The increase in earnings of approximately $19.8 million was primarily a result of the following:

(i) increased reduction in loss and loss adjustment expense liabilities of $217.6 million primarily as a result of favorable loss development and larger commutations of assumed liabilities; and

(ii) an increase in negative goodwill of $19.5 million (net of minority interest of $15.1 million in 2008) relating to the acquisition of Gordian in March 2008; partially offset by

(iii) a decrease in investment income (net of realized (losses)/gains) of $39.4 million, primarily due to writedowns of approximately $84.1 million in the fair values of our private equity investments classified as other investments, partially offset by additional investment income earned in the year as a result of increased cash and investments balances relating to acquisitions completed in 2008;

(iv) movement in foreign exchange from a gain of $7.9 million for the year ended December 31, 2007 to a loss of $15.0 million for the year ended 2008 — a total reduction of $22.9 million — which arose as a result of holding surplus net foreign currency assets, primarily British pounds, at a time when the U.S. dollar was appreciating against the majority of currencies;

77

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

remaining outstanding commitment being $99.9 million. Fund III is a private investment fund advised by J.C. Flowers & Co. LLC. J. Christopher Flowers, a member of the Company’s board of directors and one of its largest shareholders, is the founder and Managing Director of J.C. Flowers & Co. LLC. John J. Oros, the Company’s Executive Chairman and a member of its board of directors, is a Managing Director of J.C. Flowers & Co. LLC. Mr. Oros splits his time between J.C. Flowers & Co. LLC and the Company.

On January 16, 2009, the Company committed to invest approximately $8.7 million in JCF III Co-invest I L.P., in connection with its investment in certain of the operations, assets and liabilities of IndyMac Bank, F.S.B.

19.	SEGMENT INFORMATION

The determination of reportable segments is based on how senior management monitors the Company’s operations. The Company measures the results of its operations under two major business categories: consulting and reinsurance.

Consulting fees for the reinsurance segment are intercompany fees paid to the consulting segment.

	Consulting	Reinsurance	Total

2008
Consulting fees	$54,158	$(29,007)	$25,151
Net investment (loss) income	(20,248)	46,849	26,601
Net realized losses	—	(1,655)	(1,655)

	33,910	16,187	50,097

~~Net reduction in loss and loss adjustment expense liabilities~~	—	~~(242,104 )~~	~~(242,104 )~~
Net reduction in ultimate loss and loss adjustment expense liabilities:
Reductions in estimates of net ultimate losses	0	(161,437)	(161,437)
Reductions in provisions for bad debt	0	(36,136)	(36,136)
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	0	(69,056)	(69,056)
Amortization of fair value adjustments	0	24,525	24,525

	0	(242,104)	(242,104)

Salaries and benefits	33,196	23,074	56,270
General and administrative expenses	17,289	36,068	53,357
Interest expense	—	23,370	23,370
Net foreign exchange loss	1,167	13,819	14,986

	51,652	(145,773)	(94,121)

(Loss)/earnings before income taxes, minority interest and share of net (loss) of partly owned company	(17,742)	161,960	144,218
Income taxes	511	(47,365)	(46,854)
Minority interest	—	(50,808)	(50,808)
Share of net (loss) of partly owned company	—	(201)	(201)

(Loss)/earnings before extraordinary gain	(17,231)	63,586	46,355
Extraordinary gain	—	35,196	35,196

Net (loss) earnings	$(17,231)	$98,782	$81,551

141

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consulting	Reinsurance	Total

2007
Consulting fees	$59,465	$(27,547)	$31,918
Net investment income	228	63,859	64,087
Net realized gains	—	249	249

	59,693	36,561	96,254

~~Net reduction in loss and loss adjustment expense liabilities~~	—	~~(24,482 )~~	~~(24,482 )~~
Net reduction in ultimate loss and loss adjustment expense liabilities:
Reductions in estimates of net ultimate losses	0	(30,745)	(30,745)
Increase in provisions for bad debt	0	1,746	1,746
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	0	(22,014)	(22,014)
Amortization of fair value adjustments	0	26,531	26,531

	0	(24,482)	(24,482)

Salaries and benefits	36,222	10,755	46,977
General and administrative expenses	21,844	9,569	31,413
Interest expense	—	4,876	4,876
Net foreign exchange loss (gain)	192	(8,113)	(7,921)

	58,258	(7,395)	50,863

Earnings before income taxes and minority interest	1,435	43,956	45,391
Income taxes	(597)	8,038	7,441
Minority interest	—	(6,730)	(6,730)

Earnings before extraordinary gain	838	45,264	46,102
Extraordinary gain	—	15,683	15,683

Net earnings	$838	$60,947	$61,785

Revenue from one client of the Company’s consulting segment was $12.4 million.

142

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	CONDENSED UNAUDITED QUARTERLY FINANCIAL DATA

	2008 Quarters Ended
	December 31	September 30	June 30	March 31

Consulting fees	$8,108	$7,410	$3,578	$6,055
Net investment (loss) income and net realized (losses) gains	(3,450)	6,657	22,233	(494)

	4,658	14,067	25,811	5,561

~~Net (reduction) increase in loss and loss adjustment expense liabilities~~	~~(213,837 )~~	~~(3,469 )~~	~~(25,483 )~~	~~685~~
Net (reduction) increase in ultimate loss and loss adjustment expense liabilities:
(Reductions) increase in estimates of net ultimate losses	(134,467)	(4,164)	(24,091)	1,285
(Reductions) increase in provisions for bad debt	(35,274)	213	(1,075)	—
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(36,132)	(13,672)	(12,165)	(7,087)
Amortization of fair value adjustments	(7,964)	14,154	11,848	6,487

	(213,837)	(3,469)	(25,483)	685

Salaries and benefits	24,953	6,013	13,947	11,357
General and administrative expenses	17,353	10,121	13,972	11,911
Interest expense	4,493	7,919	7,643	3,315
Net foreign exchange (gain) loss	(3,800)	25,056	(4,935)	(1,335)

	(170,838)	45,640	5,144	25,933

Income taxes	(33,466)	(10,434)	(3,193)	239
Minority interest	(46,703)	5,572	(6,301)	(3,376)
Share of net (loss) of partly owned company	(201)	—	—	—
Extraordinary gain (net of minority interest)	—	—	—	35,196

NET EARNINGS	$95,126	$(36,435)	$11,173	$11,687

Earnings (loss) per share before extraordinary item — Basic	$7.13	$(2.74)	$0.93	$(1.97)
Extraordinary item — Basic	—	—	—	2.95

Earnings per share — Basic	$7.13	$(2.74)	$0.93	$0.98

Earnings (loss) per share before extraordinary item — Diluted	$7.13	$(2.74)	$0.91	$(1.97)
Extraordinary item — Diluted	—	—	—	2.95

Earnings per share — Diluted	$7.13	$(2.74)	$0.91	$0.98

Weighted average shares outstanding — Basic	13,333,644	13,317,919	11,959,125	11,927,542
Weighted average shares outstanding — Diluted	13,334,944	13,317,919	12,238,356	11,927,542

144

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007 Quarters Ended
	December 31	September 30	June 30	March 31

Consulting fees	$17,193	$6,238	$3,826	$4,661
Net investment income and net realized gains	13,240	15,901	16,844	18,351

	30,433	22,139	20,670	23,012

~~Net reduction in loss and loss adjustment expense liabilities~~	~~(25,874 )~~	~~(313 )~~	~~(805 )~~	~~2,510~~
Net (reduction) increase in ultimate loss and loss adjustment expense liabilities:
(Reductions) increase in estimates of net ultimate losses	(25,777)	(5,422)	(1,669)	2,123
(Reductions) increase in provisions for bad debt	(4,047)	4,972	821	—
Reduction in provisions for unallocated loss and loss adjustment expense liabilities	(4,954)	(5,933)	(5,860)	(5,267)
Amortization of fair value adjustments	8,904	6,070	5,903	5,654

	(25,874)	(313)	(805)	2,510

Salaries and benefits	15,144	8,671	10,360	12,802
General and administrative expenses	6,935	10,890	7,915	5,673
Interest expense	1,109	1,442	1,307	1,018
Net foreign exchange (gain) loss	(255)	(4,651)	(3,069)	54

	(2,941)	16,039	15,708	22,057

Income taxes	1,281	(933)	8,109	(1,016)
Minority interest	284	(2,599)	(2,167)	(2,248)
Extraordinary gain	—	—	—	15,683

NET EARNINGS	$34,939	$2,568	$10,904	$13,374

Earnings per share before extraordinary item — Basic	$2.93	$0.22	$0.92	$(0.21)
Extraordinary item — Basic	—	—	—	1.41

Earnings per share — Basic	$2.93	$0.22	$0.92	$1.20

Earnings per share before extraordinary item — Diluted	$2.86	$0.21	$0.89	$(0.20)
Extraordinary item — Diluted	—	—	—	1.37

Earnings per share — Diluted	$2.86	$0.21	$0.89	$1.17

Weighted average shares outstanding — Basic	11,920,393	11,920,393	11,916,013	11,160,448
Weighted average shares outstanding — Diluted	12,197,074	12,200,514	12,204,562	11,425,716

145

Exhibit C

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims.

There can be no assurance that the reserves established by the Company will be adequate or will not be adversely affected by the development of other latent exposures. The Company’s liability for unpaid losses and loss adjustment expenses as of December 31, 2008 and 2007 included $846.4 million and $420.0 million, respectively, that represented an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2008 and 2007 was $944.0 million and $677.6 million, respectively.

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:

	2008	2007	2006

Balance as at January 1	$1,591,449	$1,214,419	$806,559
Less total reinsurance reserves	427,964	342,160	213,399

	1,163,485	872,259	593,160
Effect of exchange rate movement	(124,989)	18,625	24,856
~~Incurred related to prior years~~Net reduction in ultimate loss and loss adjustment expense liabilities	(242,104)	(24,482)	(31,927)
~~Paids related to prior years~~Net losses paid	(174,013)	(20,422)	(75,293)
Acquired on purchase of subsidiaries	1,408,046	317,505	361,463
Retroactive reinsurance contracts assumed	373,287	—	—

Net balance as at December 31	2,403,712	1,163,485	872,259
Plus total reinsurance reserve recoverables	394,575	427,964	342,160

Balance as at December 31	$2,798,287	$1,591,449	$1,214,419

The net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2008, 2007 and 2006 was primarily due to the following:

	~~2008~~			~~2007~~			~~2006~~

~~Reduction in estimates of ultimate losses~~	~~$~~	~~158,370~~		~~$~~	~~30,745~~		~~$~~	~~21,433~~
~~Reduction (increase) in provisions for bad debts~~		~~39,203~~			~~(1,746~~	~~)~~		~~6,296~~
~~Amortization of fair value adjustments~~		~~(24,525~~	~~)~~		~~(26,531~~	~~)~~		~~(10,942~~	~~)~~
~~Reduction in provisions for loss adjustment expenses~~		~~69,056~~			~~22,014~~			~~15,139~~
~~Net reduction in loss and loss adjustment expense liabilities~~	~~$~~	~~242,104~~		~~$~~	~~24,482~~		~~$~~	~~31,927~~

	Year Ended December 31,
	2008	2007	2006
	(In thousands of U.S. dollars)

Net losses paid	$(174,013)	$(20,422)	$(75,293)
Net change in case reserves	147,576	19,406	37,349
Net change in IBNR	187,874	31,761	59,378

Reduction in estimates of net ultimate losses	161,437	30,745	21,434
Reduction (increase) in provisions for bad debt	36,136	(1,746)	6,296
Reduction in provisions for unallocated loss adjustment expense liabilities	69,056	22,014	15,139
Amortization of fair value adjustments	(24,525)	(26,531)	(10,942)

Net reduction in ultimate loss and loss adjustment expense liabilities	$242,104	$24,482	$31,927

130

Exhibit D.1

Net realized (losses) gains for the year ended December 31, 2008 and 2007 were $(1.7) million and $0.2 million, respectively. The increase in net realized losses arose primarily as a result of mark-to-market adjustments in our equity portfolio held as trading. Based on our current investment strategy, we do not expect net realized gains and losses to be significant in the foreseeable future.

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities:

The following table shows the components of the movement in net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2008 and 2007.

~~Year Ended December 31,~~
	~~2008~~			~~2007~~
~~(In thousands of U.S. dollars)~~

~~Net Losses Paid~~	~~$~~	~~(174,013~~	~~)~~	~~$~~	~~(20,422~~	~~)~~
~~Net Change in Case and LAE Reserves~~		~~183,712~~			~~17,660~~
~~Net Change in IBNR~~		~~232,405~~			~~27,244~~

~~Net Reduction in Loss and Loss Adjustment~~
~~Expense Liabilities~~	~~$~~	~~242,104~~		~~$~~	~~24,482~~

	Year Ended December 31,
	2008	2007
	(In thousands of U.S. dollars)

Net losses paid	$(174,013)	$(20,422)
Net change in case reserves	147,576	19,406
Net change in IBNR	187,874	31,761

Reduction in estimates of net ultimate losses	161,437	30,745
Reduction (increase) in provisions for bad debt	36,136	(1,746)
Reduction in provisions for unallocated loss adjustment expense liabilities	69,056	22,014
Amortization of fair value adjustments	(24,525)	(26,531)

Net reduction in ultimate loss and loss adjustment expense liabilities	$242,104	$24,482

Net reduction in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net reduction in IBNR represents the change in our actuarial estimates of losses incurred but not reported.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2008 of $242.1 million was attributable to a reduction in estimates of net ultimate losses of $161.4 million, a reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed below) and a reduction in estimates of loss adjustment expense liabilities of $69.1 million, relating to 2008 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $24.5 million.

The reduction in estimates of net ultimate losses of $161.4 million comprised the following:

(i) A reduction in estimates of net ultimate losses of $21.7 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. Net adverse incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million, resulting in a net reduction in estimates of ultimate losses of $76.3 million. The entity in question benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that we retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, we commuted the stop loss reinsurance protection with the reinsurer for the receipt of $190.0 million payable

79

by the reinsurer to us over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to us. ~~The net adverse incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $94.8 million after consideration of the $21.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten cedant exposures. The remaining five were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.~~ The decrease in the estimate of IBNR loss reserves of $94.8 million was comprised of $77.7 million relating to asbestos liabilities, $9.0 million relating to environmental liabilities and $8.1 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2008. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net adverse incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. Commutations provide an opportunity for the entity to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and estimates of IBNR relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten assumed exposures. The remaining five commutations were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2008 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $94.8 million in 2008.

(ii) A reduction in estimates of net ultimate losses of $139.7 million in our remaining insurance and reinsurance entities comprised net favorable incurred loss development of $24.1 million and reductions in IBNR reserves of $115.6 million. ~~The net favorable incurred loss development in our remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid loss recoveries of $99.4 million, arose from the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. Approximately 82% of savings generated from commutations related to commutations completed during the three months ended December 31, 2008. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $115.6 million and results from the application of our reserving methodologies to (a) the reduced historical incurred loss development information relating to remaining exposures after the 59 commutations, and (b) reduced case and LAE reserves in the aggregate. Of the 59 commutations completed during 2008 for our remaining reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008), were among our top ten cedant and/or reinsurance exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant~~

80

 ~~individual cedant and reinsurer relationships.~~ The decrease in the estimate of IBNR loss reserves of $115.6 million was comprised of $23.8 million relating to asbestos liabilities, $1.8 million relating to environmental liabilities and $90.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2008. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid losses of $99.4 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 59 commutations completed during 2008 for our remaining reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008), were among our top ten insured and/or reinsured exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 82% of the savings generated from commutations related to commutations completed during the three months ended December 31, 2008. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2008 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $115.6 million in 2008.

Another of our reinsurance companies has retrocessional arrangements providing for full reinsurance of all risks assumed. During the year, this entity commuted its largest assumed liability and related retrocessional protection whereby the subsidiary paid net losses of $222.0 million and reduced net IBNR by the same amount, resulting in no gain or loss to us.

~~The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed above) resulted from the collection, primarily during the three months ended December 31, 2008, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, together with revised estimations of bad debt provisions based on additional information obtained during the three months ended December 31, 2008.~~ The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed above) was comprised of: (1) $13.7 million as a result of the collection, primarily during the three months ended December 31, 2008, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, (2) $8.5 million as a result of the revision of estimates of bad debt provisions following the receipt of new information during the three months ended December 31, 2008 and (3) $13.9 million as a result of reduced exposures to reinsurers with bad debt provisions following the commutation of assumed liabilities.

81

Exhibit D.2

reinsurance protection discussed below) and a reduction in estimates of loss adjustment expense liabilities of $69.1 million, relating to 2008 run-off activity, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $24.5 million.

The reduction in estimates of net ultimate losses of $161.4 million comprised the following:

(i) A reduction in estimates of net ultimate losses of $21.7 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. Net adverse incurred loss development relating to this entity of $21.6 million was offset by reductions in IBNR reserves of $94.8 million and reductions in provisions for bad debt of $3.1 million resulting in a net reduction in estimates of ultimate losses of $76.3 million. This entity benefited, until December 18, 2008, from substantial stop loss reinsurance protection whereby $54.6 million of the net reduction in ultimate losses of $76.3 million was ceded to a single AA- rated reinsurer such that we retained a reduction in estimates of net ultimate losses relating to this entity of $21.7 million. On December 18, 2008, we commuted the stop loss reinsurance protection with the reinsurer for the receipt $190.0 million payable by the reinsurer to us over four years together with interest compounded at 3.5% per annum. The commutation resulted in no significant financial impact to us. ~~The net adverse incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $94.8 million after consideration of the $21.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten cedant exposures. The remaining five were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships.~~ The decrease in the estimate of IBNR loss reserves of $94.8 million was comprised of $77.7 million relating to asbestos liabilities, $9.0 million relating to environmental liabilities and $8.1 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2008. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net adverse incurred loss development relating to this entity of $21.6 million, whereby advised net case reserves of $25.0 million were settled for net paid losses of $46.6 million, primarily related to six commutations of assumed and ceded liabilities completed during 2008. Commutations provide an opportunity for the entity to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and estimates of IBNR relating to that insured or reinsured are eliminated. This often results in a net gain irrespective of whether the settlement exceeds the advised case reserves. Of the six commutations completed for this entity, of which the three largest were completed during the three months ended December 31, 2008, one was among its top ten assumed exposures. The remaining five commutations were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2008 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $94.8 million in 2008.

(ii) A reduction in estimates of net ultimate losses of $139.7 million in our remaining insurance and reinsurance entities which comprised net favorable incurred loss development of $24.1 million and reductions in IBNR reserves of $115.6 million. ~~The net favorable incurred loss development in our remaining insurance and~~

 ~~reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid loss recoveries of $99.4 million, arose from the settlement of non-commuted losses in the year below~~

14.1

 ~~carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. Approximately 82% of savings generated from commutations related to commutations completed during the three months ended December 31, 2008. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $115.6 million and results from the application of our reserving methodologies to (a) the reduced historical incurred loss development information relating to remaining exposures after the 59 commutations, and (b) reduced case and LAE reserves in the aggregate. Of the 59 commutations completed during 2008 for our remaining reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008), were among our top ten cedant and/or reinsurance exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.~~ The decrease in the estimate of IBNR loss reserves of $115.6 million was comprised of $23.8 million relating to asbestos liabilities, $1.8 million relating to environmental liabilities and $90.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2008. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2008, which was comprised of the settlement of advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $24.1 million, whereby net advised case and LAE reserves of $123.5 million were settled for net paid losses of $99.4 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 59 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 59 commutations completed during 2008 for our remaining reinsurance and insurance companies, two (both of which were completed during the three months ended December 31, 2008), were among our top ten insured and/or reinsured exposures. The remaining 57 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. Approximately 82% of the savings generated from commutations related to commutations completed during the three months ended December 31, 2008. The combination of the claims settlement activity in 2008, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2008 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $115.6 million in 2008.

Another of our reinsurance companies has retrocessional arrangements providing for full reinsurance of all risks assumed. During the year, this entity commuted its largest assumed liability and related retrocessional protection whereby the subsidiary paid net losses of $222.0 million and reduced net IBNR by the same amount resulting in no gain or loss to us.

~~The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed above) resulted from the collection, primarily during the three months ended December 31, 2008, of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods together with revised estimations of bad debt provisions based on additional information obtained during the three months ended December 31, 2008.~~ The reduction in aggregate provisions for bad debt of $36.1 million (excluding $3.1 million relating to one of our entities that benefited from substantial stop loss reinsurance protection discussed above) was comprised of: (1) $13.7 million as a result of the collection, primarily during the three months ended December 31, 2008, of certain reinsurance

15.1

receivables against which bad debt provisions had been provided in earlier periods, (2) $8.5 million as a result of the revision of estimates of bad debt provisions following the receipt of new information during the three months ended December 31, 2008 and (3) $13.9 million as a result of reduced exposures to reinsurers with bad debt provisions following the commutation of assumed liabilities.

Year Ended December 31, 2007

Net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2007 was $24.5 million, excluding the impacts of adverse foreign exchange rate movements of $18.6 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $9.0 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $0.3 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2007 of $24.5 million was attributable to a reduction in estimates of net ultimate losses of $30.7 million and a reduction in estimates of loss adjustment expense liabilities of $22.0 million, relating to 2007 run-off activity, partially offset by an increase in aggregate provisions for bad debt of $1.7 million, primarily relating to companies acquired in 2006, and the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $26.5 million.

~~The reduction in estimates of net ultimate losses of $30.7 million comprised net adverse incurred loss development of $1.0 million offset by reductions in estimates of IBNR reserves of $31.7 million. An increase in estimates of net ultimate losses of $2.1 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities.~~

~~The net adverse incurred loss development of $1.0 million and reductions in IBNR reserves of $31.7 million, respectively, comprised the following:~~

~~(i) Net adverse incurred loss development in one of our reinsurance entities of $36.6 million, whereby advised case reserves of $16.9 million were settled for net paid losses of $53.5 million. This net adverse incurred loss development resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $13.1 million after consideration of the $36.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the 12 commutations completed for this entity, three were among our top ten cedant exposures. The remaining 9 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the ultimate adverse loss development of $23.4 million was largely offset by a recoverable from a single AA- rated reinsurer such that a net ultimate loss of $2.1 million was retained by us.~~

~~(ii) Net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed.~~

~~(iii) Net favorable incurred loss development of $6.5 million in our remaining insurance and reinsurance entities together with reductions in IBNR reserves of $26.3 million. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.6 million, whereby net advised case and LAE reserves of $2.5 million were settled for net paid loss recoveries of $4.0 million, arose from the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried~~

 ~~balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $26.3 million and resulted from the application of our reserving methodologies to (a) the reduced historical incurred loss development information relating to remaining exposures after the 57 commutations, and (b) reduced case and LAE reserves in the aggregate. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, five were among our top ten cedant and/or reinsurance exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.~~

The reduction in estimates of net ultimate losses of $30.7 million comprised the following:

(i) An increase in estimates of net ultimate losses of $2.1 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. This entity increased ultimate net losses by $23.5 million which was largely offset by a recoverable from a single AA- rated reinsurer such that a net ultimate loss of $2.1 million was retained by us. The increase in ultimate net losses of $23.5 million, before the recoverable from the stop loss reinsurer, comprised net adverse incurred loss development of $36.6 million, partially offset by a decrease in the estimate of IBNR loss reserves of $13.1 million. The decrease in the estimate of IBNR loss reserves of $13.1 million was comprised of $2.9 million relating to asbestos liabilities, $6.2 million relating to environmental liabilities and $4.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2007. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2007, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net adverse incurred loss development relating to this entity of $36.6 million, whereby advised net case reserves of $16.9 million were settled for net paid losses of $53.5 million, resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Commutations provide an opportunity for the entity to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and estimates of IBNR relating to that insured or reinsured were eliminated. This often results in a net gain irrespective of whether the settlement exceeds advised case reserves. Of the 12 commutations completed for this entity, three were among our top ten cedant exposures. The remaining nine were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2007 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $13.1 million in 2007.

(ii) Net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed.

(iii) A reduction in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities, which was comprised of net favorable incurred loss development of $6.5 million and reductions in IBNR reserves of $26.3 million. The decrease in the estimate of IBNR loss reserves of $26.3 million was comprised of $20.1 million relating to asbestos liabilities and $7.7 million relating to all other remaining liabilities, partially offset by an increase of $1.5 million relating to environmental liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. The loss data pertained to the reduced historical loss development of our exposures not commuted in 2007. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2007, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.5 million, whereby net advised case and LAE reserves of $2.5 million were settled for net paid loss recoveries of $4.0 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, five were among our top ten cedant and/or reinsured exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2007 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $26.3 million in 2007.

Year Ended December 31, 2006

Net reduction in loss and loss adjustment expense liabilities for the year ended December 31, 2006 was $31.9 million, excluding the impacts of adverse foreign exchange rate movements of $24.9 million and including both net reduction in loss and loss adjustment expense liabilities of $2.7 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $1.3 million.

The net reduction in loss and loss adjustment expense liabilities for 2006 of $31.9 million was attributable to a reduction in estimates of net ultimate losses of $21.4 million, a reduction in estimates of loss adjustment expense liabilities of $15.1 million relating to 2006 run-off activity, a reduction in aggregate provisions for bad debt of $6.3 million, resulting from the collection of certain reinsurance receivables against which bad debt provisions had been provided in earlier periods, partially offset by the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $10.9 million.

The reduction in estimates of net ultimate losses of $21.4 million comprised net adverse incurred loss development of $37.9 million offset by reductions in estimates of IBNR reserves of $59.3 million. An increase in estimates of ultimate losses of $3.4 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $24.8 million in our remaining insurance and reinsurance entities.

The adverse incurred loss development of $37.9 million, whereby advised case and LAE reserves of $37.4 million were settled for net paid losses of $75.3 million, comprised adverse incurred loss development of $59.2 million relating to one of our insurance companies partially offset by favorable incurred loss development of $21.3 million relating to our remaining insurance and reinsurance companies.

The adverse incurred loss development of $59.2 million relating to one of our insurance companies was comprised of net paid loss settlements of $81.3 million less reductions in case and LAE reserves of $22.1 million and resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately ten commutations of assumed and ceded exposures below carried reserves levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in an increase in the estimate of IBNR loss reserves of $35.0 million after consideration of the $59.2 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Factors contributing to the increase include the establishment of a reserve to cover potential exposure to lead paint

Exhibit D.3

Net Investment Income and Net Realized Gains (Losses):

	Year Ended December 31,
	Net Investment Income			Net Realized Gains (Losses)
	2007	2006	Variance	2007	2006	Variance
	(In thousands of U.S. dollars)

Consulting	$228	$1,225	$(997)	$—	$—	$—
Reinsurance	63,859	46,874	16,985	249	(98)	347

Total	$64,087	$48,099	$15,988	$249	$(98)	$347

Net investment income for the year ended December 31, 2007 increased by $16.0 million to $64.1 million, compared to $48.1 million for the year ended December 31, 2006. The increase was primarily attributable to our increase in average cash and investment balances from $1,093.2 million to $1,401.2 million for the years ended December 31, 2006 and 2007, respectively, as a result of cash and investment portfolios of reinsurance companies acquired in the year.

The average return on the cash and investments for the year ended December 31, 2007 was 4.57%, as compared to the average return of 4.40% for the year ended December 31, 2006. The increase in yield was primarily the result of increasing U.S. interest rates — the average U.S. federal funds rate has increased from 4.96% in 2006 to 5.05% in 2007. The average Standard & Poor’s credit rating of our fixed income investments at December 31, 2007 was AAA.

Net realized gains (losses) for the year ended December 31, 2007 and 2006 were $0.2 million and $(0.1) million, respectively.

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities:

Net reduction in ultimate loss and loss adjustment expense liabilities for the year ended December 31, 2007 was $24.5 million, excluding the impacts of adverse foreign exchange rate movements of $18.6 million and including both net reduction in ultimate loss and loss adjustment expense liabilities of $9.0 million relating to companies acquired during the year and premium and commission adjustments triggered by incurred losses of $0.3 million.

The net reduction in ultimate loss and loss adjustment expense liabilities for 2007 of $24.5 million was attributable to a reduction in estimates of net ultimate losses of $30.7 million and a reduction in estimates of loss adjustment expense liabilities of $22.0 million, relating to 2007 run-off activity, partially offset by an increase in aggregate provisions for bad debt of $1.7 million, primarily relating to companies acquired in 2006, and the amortization, over the estimated payout period, of fair value adjustments relating to companies acquired amounting to $26.5 million.

~~The reduction in estimates of net ultimate losses of $30.7 million comprised net adverse incurred loss development of $1.0 million offset by reductions in estimates of IBNR reserves of $31.7 million. An increase in estimates of ultimate losses of $2.1 million relating to one of our insurance entities was offset by reductions in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities.~~

~~The net adverse incurred loss development of $1.0 million and reductions in IBNR reserves of $31.7 million, respectively, comprised the following:~~

~~(i) Net adverse incurred loss development in one of our reinsurance entities of $36.6 million, whereby advised case reserves of $16.9 million were settled for net paid losses of $53.5 million. This adverse incurred loss development resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Actuarial analysis of the remaining unsettled loss liabilities resulted in a decrease in the estimate of IBNR loss reserves of $13.1 million after consideration of the $36.6 million adverse incurred loss development during the year, and the application of the actuarial methodologies to loss data pertaining to the remaining non-commuted exposures. Of the 12 commutations completed for this entity, 3 were among its top 10 cedant exposures. The remaining 9 were of a smaller size, consistent with our approach of targeting~~

 ~~significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The entity in question also benefits from substantial stop loss reinsurance protection whereby the ultimate adverse loss development of $23.4 million was largely offset by a recoverable from a single AA rated reinsurer such that a net ultimate loss of $2.1 million was retained by us.~~

~~(ii) Net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed.~~

~~(iii) Net favorable incurred loss development of $6.6 million in our remaining insurance and reinsurance entities together with reductions in IBNR reserves of $26.3 million. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.6 million, whereby net advised case and LAE reserves of $2.6 million were settled for net paid loss recoveries of $4.0 million, arose from the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss and settlements of ceded receivables may often be achieved at levels above carried balances. The net reduction in the estimate of IBNR loss and loss adjustment expense liabilities relating to our remaining insurance and reinsurance companies amounted to $26.3 million and results from the application of our reserving methodologies to (i) the reduced historical incurred loss development information relating to remaining exposures after the 57 commutations, and (ii) reduced case and LAE reserves in the aggregate. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, 5 were among their top 10 cedant and/or reinsurance exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships.~~

The reduction in estimates of net ultimate losses of $30.7 million comprised the following:

(i) An increase in estimates of net ultimate losses of $2.1 million in one of our insurance entities that benefited from substantial stop loss reinsurance protection. This entity increased ultimate net losses by $23.5 million which was largely offset by a recoverable from a single AA- rated reinsurer such that a net ultimate loss of $2.1 million was retained by us. The increase in ultimate net losses of $23.5 million, before the recoverable from the stop loss reinsurer, comprised net adverse incurred loss development of $36.6 million partially offset by a decrease in the estimate of IBNR loss reserves of $13.1 million. The decrease in the estimate of IBNR loss reserves of $13.1 million was comprised of $2.9 million relating to asbestos liabilities, $6.2 million relating to environmental liabilities and $4.0 million relating to all other remaining liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. This loss data pertained to the reduced historical loss development of our exposures not commuted in 2007. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2007, comprising the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development relating to non-commuted policies compared to prior forecasts. The net adverse incurred loss development relating to this entity of $36.6 million, whereby advised net case reserves of $16.9 million were settled for net paid losses of $53.5 million, resulted from the settlement of case and LAE reserves above carried levels and from new loss advices, partially offset by approximately 12 commutations of assumed and ceded exposures below carried reserve levels. Commutations provide an opportunity for the entity to exit exposures to entire policies with insureds and reinsureds at a discount to the previous estimated ultimate liability. As a result of exiting all exposures to such policies, all advised case reserves and estimates of IBNR relating to that insured or reinsured were eliminated. Of the 12 commutations completed for this entity, three were among our top ten cedant exposures. The remaining nine were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2007 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $13.1 million in 2007.

(ii) Net favorable incurred loss development of $29.0 million, comprising net paid loss recoveries, relating to another one of our reinsurance companies, offset by increases in net IBNR loss reserves of $29.0 million, resulting in no ultimate gain or loss. This reinsurance company has retrocessional arrangements providing for full reinsurance of all risks assumed.

(iii) A reduction in estimates of net ultimate losses of $32.8 million in our remaining insurance and reinsurance entities, which was comprised of net favorable incurred loss development of $6.5 million and reductions in IBNR reserves of $26.3 million. The decrease in the estimate of IBNR loss reserves of $26.3 million was comprised of $20.1 million relating to asbestos liabilities and $7.7 million relating to all other remaining liabilities, partially offset by an increase of $1.5 million relating to environmental liabilities. The reduction in IBNR is a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to loss data to estimate loss reserves required to cover liabilities for unpaid losses and loss adjustment expenses. This loss data pertained to the reduced historical loss development of our exposures not commuted in 2007. The prior period estimate of net IBNR liabilities was reduced as a result of the combined impact of loss development activity during 2007, which was comprised of the settlement of certain advised case reserves below their prior period carried amounts, commutations completed and the trend of loss development related to non-commuted policies compared to prior forecasts. The net favorable incurred loss development in our remaining insurance and reinsurance entities of $6.5 million, whereby net advised case and LAE reserves of $2.5 million were settled for net paid loss recoveries of $4.0 million, primarily related to the settlement of non-commuted losses in the year below carried reserves and approximately 57 commutations of assumed and ceded exposures at less than case and LAE reserves. We adopt a disciplined approach to the review and settlement of non-commuted claims through claims adjusting and the inspection of underlying policyholder records such that settlements of assumed exposures may often be achieved below the level of the originally advised loss, and settlements of ceded receivables may often be achieved at levels above carried balances. Of the 57 commutations completed during 2007 for our remaining reinsurance and insurance companies, five were among our top ten cedant and/or reinsured exposures. The remaining 52 were of a smaller size, consistent with our approach of targeting significant numbers of cedant and reinsurer relationships, as well as targeting significant individual cedant and reinsurer relationships. The combination of the claims settlement activity in 2007, including commutations, combined with the actuarial estimation of IBNR reserves required for the remaining non-commuted exposures (which took into account the trend of loss development in 2007 related to such exposures), resulted in our management concluding that the loss development activity that occurred subsequent to the prior reporting period provided sufficient new information to warrant a reduction in IBNR reserves of $26.3 million in 2007.

The following table shows the components of the movement in net reduction in ultimate loss and loss adjustment expense liabilities for the years ended December 31, 2007 and 2006.

~~Year Ended December 31,~~
	~~2007~~			~~2006~~
~~(In thousands of U.S. dollars)~~

~~Net Losses Paid~~	~~$~~	~~(20,422~~	~~)~~	~~$~~	~~(75,293~~	~~)~~
~~Net Reduction in Case and LAE Reserves~~		~~17,660~~			~~43,645~~
~~Net Reduction in IBNR~~		~~27,244~~			~~63,575~~

~~Net Reduction in Loss and Loss Adjustment Expenses~~	~~$~~	~~24,482~~		~~$~~	~~31,927~~

	Year Ended
	December 31,
	2007	2006
	(In thousands of U.S. dollars)

Net losses paid	$(20,422)	$(75,293)
Net change in case reserves	19,406	37,349
Net change in IBNR	31,761	59,378

Reduction in estimates of net ultimate losses	30,745	21,434
(Increase) reduction in provisions for bad debt	(1,746)	6,296
Reduction in provisions for unallocated loss adjustment expense liabilities	22,014	15,139
Amortization of fair value adjustments	(26,531)	(10,942)

Net reduction in ultimate loss and loss adjustment expense liabilities	$24,482	$31,927

Exhibit E

Net Reduction in Ultimate Loss and Loss Adjustment Expense Liabilities

Our insurance-related earnings are primarily comprised of reductions, or potential increases, of net loss and loss adjustment expense liabilities. These liabilities are comprised of:

•	outstanding loss or case reserves, or OLR, which represent management’s best estimate of the likely settlement amount for known claims, less the portion that can be recovered from reinsurers, plus reserves for future external loss adjustment expenses specific to individual claims, known as allocated loss adjustment expenses;

•	reserves for losses incurred but not reported, or IBNR reserves, which are reserves established by us for claims that are not yet reported but can reasonably be expected to have occurred based on industry information, management’s experience and actuarial evaluation, less the portion that can be recovered from reinsurers; and

•	~~reserves for future loss adjustment expense liabilities which represent management’s best estimate of the future costs of managing the run-off of claims liabilities.~~reserves for unallocated loss adjustment expenses which represents management’s best estimate of the future costs to be incurred by us in managing the run-off of claims liabilities not specific, or allocated, to individual claims or policies.

Net loss and loss adjustment expense liabilities are reviewed by our management each quarter and by independent actuaries annually as of year end. Reserves reflect management’s best estimate of the remaining unpaid portion of these liabilities. Prior period estimates of net loss and loss adjustment expense liabilities may change as our management considers the combined impact of commutations, policy buy-backs, settlement of losses on carried reserves and the trend of incurred loss development compared to prior forecasts.

Commutations provide an opportunity for us to exit exposures to entire policies with insureds and reinsureds at a discount to the previously estimated ultimate liability. Our internal and external actuaries eliminate all prior historical loss development that relates to commuted exposures and apply their actuarial methodologies to the remaining aggregate exposures and revised historical loss development information to reassess estimates of ultimate liabilities.

Policy buy-backs provide an opportunity for us to settle individual policies and losses usually at a discount to carried advised loss reserves. As part of our routine claims settlement operations, claims will settle at either below or above the carried advised loss reserve. The impact of policy buy-backs and the routine settlement of claims updates historical loss development information to which actuarial methodologies are applied, often resulting in revised estimates of ultimate liabilities. Our actuarial methodologies include industry benchmarking which, under certain methodologies (discussed further under “— Critical Accounting Policies” below), compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities. Additionally, consolidated net reductions, or potential increases, in loss and loss adjustment expense liabilities include reductions, or potential increases, in the provisions for future losses and loss adjustment expenses related to the current period’s run-off activity. Net reductions in net loss and loss adjustment expense liabilities are reported as negative expenses by us in our reinsurance segment. The unallocated loss adjustment expenses paid by the reinsurance segment comprise management fees paid to the consulting segment and are eliminated on consolidation. The consulting segment costs in providing run-off services are classified as salaries and general and administrative expenses. For more information on how the reserves are calculated, see “— Critical Accounting Policies — Loss and Loss Adjustment Expenses” below.

As our reinsurance subsidiaries are in run-off, our premium income is insignificant, consisting primarily of adjustment premiums triggered by loss payments.

63

adjustment expenses is likely to differ from the original estimate due to a number of factors, primarily consisting of the overall claims activity occurring during any period, including the completion of commutations of assumed liabilities and ceded reinsurance receivables, policy buy-backs and general incurred claims activity.

Reinsurance Balances Receivable

Our acquired reinsurance subsidiaries, prior to acquisition by us, used retrocessional agreements to reduce their exposure to the risk of insurance and reinsurance they assumed. Loss reserves represent total gross losses, and reinsurance receivables represent anticipated recoveries of a portion of those unpaid losses as well as amounts receivable from reinsurers with respect to claims that have already been paid. While reinsurance arrangements are designed to limit losses and to permit recovery of a portion of direct unpaid losses, reinsurance does not relieve us of our liabilities to our insureds or reinsureds. Therefore, we evaluate and monitor concentration of credit risk among our reinsurers, including companies that are insolvent, in run-off or facing financial difficulties. Provisions are made for amounts considered potentially uncollectible.

Provisions for Unallocated Loss Adjustment Expense Liabilities

Provisions for unallocated loss adjustment expense liabilities are estimated by management by determining the future annual costs to be incurred by us, comprising staff costs, consultancy and professional fees and overheads, in managing the run-off of claims liabilities for each of our insurance and reinsurance entities. The provision is reviewed quarterly and reduced in accordance with the related costs incurred each period.

Fair Value Measurements

On January 1, 2008, we adopted FAS 157, “Fair Value Measurements,” or FAS 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 2 of our consolidated financial statements for a further discussion of this new standard.

The following is a summary of valuation techniques or models we use to measure fair value by asset and liability classes, which have not changed significantly since December 31, 2007.

Fixed Maturity Investments

Our fixed maturity portfolio is managed by our outside investment advisors. Through these third parties, we use nationally recognized pricing services, including pricing vendors, index providers and broker-dealers to estimate fair value measurements for all of our fixed maturity investments. These pricing services include Barclays Capital Aggregate Index (formerly Lehman Index), Reuters Pricing Service, FT Interactive Data and others.

The pricing service uses market quotations for securities (e.g., public common and preferred securities) that have quoted prices in active markets. When quoted market prices are unavailable, the pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.

With the exception of one security held within our trading portfolio, the fair value estimates of our fixed maturity investments are based on observable market data. We have therefore included these as Level 2 investments within the fair value hierarchy. The one security in our trading portfolio that does not have observable inputs has been included as a Level 3 investment within the fair value hierarchy.

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Exhibit F

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Major categories of net investment income are summarized as follows:

	2008	2007	2006

Interest from cash and cash equivalents and short-term investments	$71,342	$49,544	$36,228
Interest from fixed maturities	26,549	15,798	13,227
Other	13,217	17	(355)
Amortization of bond premiums and discounts	1,278	(767)	(1,959)
Other investments	(84,117)	(331)	2,259
Investment expenses	(1,668)	(174)	(1,301)

	$26,601	$64,087	$48,099

During the years ended December 31, 2008, 2007 and 2006, proceeds from sales and maturities of available-for-sale securities were $263.3 million, $411.6 million and $305.4 million, respectively. Gross realized gains on sale of available-for-sale securities were $0.3 million, $0.1 million and $0.1 million, respectively, and gross realized losses on sale of available-for-sale securities were $0.1 million, $0.1 million and $0.1 million, respectively.

Restricted Investments

The Company is required to maintain investments on deposit with various regulatory authorities to support its insurance and reinsurance operations. The investments on deposit are available to settle insurance and reinsurance liabilities. The Company also utilizes trust accounts to collateralize business with its insurance and reinsurance counterparties. These trust accounts generally take the place of letter of credit requirements. The investments in trust as collateral are primarily highly rated fixed maturity securities. The carrying value of our restricted investments as of December 31, 2008 and 2007 was as follows:

	2008	2007

Assets used for collateral in trust for third-party agreements	$297,491	$12,000
Deposits with U.S. regulatory authorities	11,751	12,000

	$309,242	$24,000

6.	REINSURANCE BALANCES RECEIVABLE

	~~2008~~			~~2007~~

~~Paid losses~~	~~$~~	~~278,122~~		~~$~~	~~37,313~~
~~Outstanding losses~~		~~346,097~~			~~85,439~~
~~Losses incurred but not reported~~		~~110,194~~			~~468,753~~
~~Fair value adjustment~~		~~(61,717~~	~~)~~		~~(126,228~~	~~)~~

	~~$~~	~~672,696~~		~~$~~	~~465,277~~

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2007

Recoverable from reinsurers on:
Outstanding losses	$346,097	$85,439
Losses incurred but not reported	110,194	468,753
Fair value adjustment	(61,717)	(126,228)

Total reinsurance reserve recoverables	394,575	427,964
Paid losses recoverable	278,122	37,313

	$672,696	$465,277

The fair value adjustment, determined on acquisition of reinsurance subsidiaries, was based on the estimated timing of loss and loss adjustment expense recoveries and an assumed interest rate equivalent to a risk free rate for securities with similar duration to the reinsurance receivables acquired plus a spread to reflect credit risk, and is amortized over the estimated recovery period, as adjusted for accelerations on commutation settlements, using the constant yield method.

Exhibit G

ENSTAR GROUP LIMITED
(FORMERLY KNOWN AS CASTLEWOOD HOLDINGS LIMITED)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 30, 2008, in connection with the Unionamerica acquisition, Royston borrowed the full amount of the $184.6 million available under a term facilities agreement (the “Unionamerica Facilities Agreement”), with National Australia Bank Limited (“NABL”). Of that amount, Royston borrowed $152.6 million under Facility A and $32.0 million under Facility B. The Company has provided a guarantee of all of the obligations of Royston under the Unionamerica Facilities Agreement, however, if NABL’s participation in the facilities is reduced to or below 50% of overall commitments, then the Company will be released from all obligations as guarantor. Royston incurred $6.9 million in fees in connection with this financing.

The loans are secured by a lien covering all of the assets of Royston. The interest rate on the Facility A portion is LIBOR plus 3.50% and the interest rate on the Facility B portion is LIBOR plus 4.00%. The current blended rate on the full amount to be borrowed is LIBOR plus 3.59%. During the existence of a payment default, the interest rates will be increased by 1.00%. During the existence of any event of default (as specified in the Unionamerica Facilities Agreement), the lenders may declare that all amounts outstanding under the Unionamerica Facilities Agreement are immediately due and payable, declare that all borrowed amounts be paid upon demand, or proceed against the security. Amounts outstanding under the Unionamerica Facilities Agreement are also subject to acceleration by the lenders in the event of a change of control of Royston, successful application by Royston or certain of its affiliates (other than us) for listing on a stock exchange, or total amounts outstanding under the facilities decreasing below $10.0 million.

The Facility A portion is repayable within three years from October 3, 2008, the date of the Unionamerica Facilities Agreement. The Facility B portion is repayable within four years from the date of the Unionamerica Facilities Agreement. The Flowers Fund has a 30% non-voting equity interest in Royston Holdings Ltd., the direct parent company of Royston.

The facilities contain various financial and business covenants, including limitations on dividends of restricted subsidiaries, restrictions on intragroup advances or loans, restrictions as to the disposition of stock of restricted subsidiaries and limitations on mergers and consolidations by Royston. As at December 31, 2008, all of the covenants relating to the facilities were met.

The fair values of the Company’s floating rate loans approximate their book value.

The following amounts were outstanding under the Company’s loan facilities existing on September 30, 2009 and December 31, 2008:

Facility	Date of Facility	September 30, 2009	December 31, 2008

Cumberland — Facility A	March 4, 2008	—	$90,974
Cumberland — Facility B	March 4, 2008	$84,428	66,290
Goshawk — Facility A	October 3, 2008	36,435	36,766
Goshawk — Facility B	August 14, 2008	12,482	12,742
Unionamerica — Facility A	December 31, 2008	153,609	152,737
Unionamerica — Facility B	December 31, 2008	32,208	32,025

		$319,162	$391,534

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